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                             April 17, 2023

       Linjun Guo
       Chief Executive Officer
       Golden Star Acquisition Corporation
       99 Hudson Street, 5th Floor
       New York, New York 10013

                                                        Re: Golden Star
Acquisition Corporation
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed April 13,
2023
                                                            File No. 333-261569

       Dear Linjun Guo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 21, 2023 letter.

       Amendment No. 5 to Registration Statement on Form S-1 filed April 13,
2023

       Summary of Risk Factors, page 34

   1.                                                   We reissue comment 1.
For each of the bulleted risks identified under the captions "Risks to investors related to
our sponsor being controlled by our chairman and chief executive officer who has
significant ties to China and our executive officers and directors being located in or having
significant ties to China" and "Risks Related to Doing Business in the
                                                        PRC if we were to
acquire a Business based in or controlled by PRC Residents," please revise to include the
corresponding page number where the more detailed discussion of each risk may be found
in the prospectus. Such cross reference should be to the more detailed information,
typically in the risk factors section, not the summary.
 Linjun Guo
FirstName
Golden StarLastNameLinjun   Guo
             Acquisition Corporation
Comapany
April       NameGolden Star Acquisition Corporation
       17, 2023
April 217, 2023 Page 2
Page
FirstName LastName
Risk Factors, page 39

2. We partially reissue comment 2. Please revise the risk factor on page 51 regarding the excise tax to include in your disclosure, if applicable, that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. Describe the risks of the excise tax applying to redemptions in connection with liquidations that are not implemented to fall within the
         meaning of    complete liquidation    in Section 331 of the Internal
Revenue Code.

       Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Real
Estate & Construction
cc:      Robert C. Brighton, Jr.